                   SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934


For the Plan year ended December 31, 1997

                                 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from _________________ to ___________________

Commission file number

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Protection One Employee Savings Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

             WESTERN RESOURCES, INC.
             818 Kansas Avenue
             Topeka, KS 66612

             PROTECTION ONE, INC.
             6011 Bristol Parkway
             Culver City, CA 90230

                          PROTECTION ONE EMPLOYEE SAVINGS PLAN


                                   TABLE OF CONTENTS





                                                                                                     Page(s)
                                                                                                     -------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                  1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of
    December 31, 1997 and 1996                                                                            2

Statement of Changes in Net Assets Available for Plan Benefits
    for the Year Ended December 31, 1997                                                                  3

NOTES TO FINANCIAL STATEMENTS                                                                            4-8

SUPPLEMENTAL SCHEDULES:

Schedule I - Item 27a - Supplemental Schedule of Assets Held For Investment Purposes
    as of December 31, 1997                                                                               9

Schedule II - Item 27d - Supplemental Schedule of Reportable Transactions for the
    Year Ended December 31, 1997                                                                         10

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                11

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Trustees of the
Protection One Employee Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Protection One Employee Savings Plan (the "Plan") as of December 31, 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements, and the supplemental schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The financial statements of the Plan as of and for the year ended December 31, 1996, were audited by other auditors whose report dated June 11, 1997, expressed an unqualified opinion on those statements and schedules.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Item 27a - Supplemental Schedule of Assets Held for Investment Purposes and Item 27d - Supplemental Schedule of Reportable Transactions, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                      ARTHUR ANDERSEN LLP

Dallas, Texas,
    June 26, 1998

                      PROTECTION ONE EMPLOYEE SAVINGS PLAN


    STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                         AS OF DECEMBER 31, 1997 AND 1996

                                                                                  Participant Directed
                                                   --------------------------------------------------------------------------------
                                                                              Growth Fund
                                                      Capital       Global   For Investment    Special      Retirement     Cash
                                                    Investment    Allocation      and           Value     Preservation   Management
                                                      Fund          Fund       Retirement       Fund          Trust       Account
                                                   -----------   -----------   -----------   -----------   -----------   ----------
ASSETS:
     Investments-
     At fair value (Note 3)-
         Common trust funds-
              Stock funds                          $        --   $        --   $   539,695   $   255,803   $        --   $     --
              Stock/bond/money market funds            318,217       248,583            --            --            --         --
              Money Market fund                             --            --            --            --   $   191,740         --
         Protection One, Inc. common stock                  --            --            --            --            --         --
         Participant loans                                  --            --            --            --            --         --
                                                   -----------   -----------   -----------   -----------   -----------   --------

                  Total investments                    318,217       248,583       539,695       255,803       191,740         --

     Contributions receivable-
         Participant                                        --            --            --            --            --         --
         Employer                                           --            --            --            --            --         --
                                                   -----------   -----------   -----------   -----------   -----------   --------

                  Total contributions receivable            --            --            --            --            --         --
                                                   -----------   -----------   -----------   -----------   -----------   --------

                  Total assets                         318,217       248,583       539,695       255,803       191,740         --

LIABILITIES:
     Refunds payable                                        --            --            --            --            --         --
                                                   -----------   -----------   -----------   -----------   -----------   --------

                  Total liabilities                         --            --            --            --            --         --
                                                   -----------   -----------   -----------   -----------   -----------   --------

NET ASSET AVAILABLE FOR PLAN BENEFITS              $   318,217   $   248,583   $   539,695   $   255,803   $   191,740   $     --
                                                   ===========   ===========   ===========   ===========   ===========   ========

                                                                              Participant Directed
                                                   ---------------------------------------------------------------------
                                                    Protection
                                                       One       Participant                     1997          1996
                                                      Stock         Loans         Other          Total         Total
                                                   -----------   -----------   -----------    -----------    -----------
ASSETS:
     Investments-
     At fair value (Note 3)-
         Common trust funds-
              Stock funds                          $        --   $        --   $        --    $   795,498    $   457,742
              Stock/bond/money market funds                 --            --            --        566,800        290,798
              Money Market fund                             --            --            --        191,740        194,291
         Protection One, Inc. common stock             128,192            --            --        128,192         27,117
         Participant loans                                  --        53,033            --         53,033         20,383
                                                   -----------   -----------   -----------    -----------    -----------

                  Total investments                    128,192        53,033            --      1,735,263        990,331

     Contributions receivable-
         Participant                                        --            --        72,196         72,196         29,241
         Employer                                           --            --        34,098         34,098         23,207
                                                   -----------   -----------   -----------    -----------    -----------

                  Total contributions receivable            --            --       106,294        106,294         52,448
                                                   -----------   -----------   -----------    -----------    -----------

                  Total assets                         128,192        53,033       106,294      1,841,557      1,042,779

LIABILITIES:
     Refunds payable                                        --            --       (14,325)       (14,325)       (10,902)
                                                   -----------   -----------   -----------    -----------    -----------

                  Total liabilities                         --            --       (14,325)       (14,325)       (10,902)
                                                   -----------   -----------   -----------    -----------    -----------

NET ASSET AVAILABLE FOR PLAN BENEFITS              $   128,192   $    53,033   $    91,969    $ 1,827,232    $ 1,031,877
                                                   ===========   ===========   ===========    ===========    ===========


The accompanying notes are an integral part of these financial statements.

                      PROTECTION ONE EMPLOYEE SAVINGS PLAN


             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
                         BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                  Participant Directed
                                          -----------------------------------------------------------------------
                                                                        Growth Fund
                                             Capital        Global     For Investment     Special      Retirement
                                           Investment     Allocation        and            Value      Preservation
                                              Fund           Fund       Retirement         Fund          Trust
                                          -----------    -----------    -----------    -----------    -----------
ADDITIONS TO NET ASSETS:
    Interest and dividend income          $    21,037    $    28,474    $    41,222    $    31,529    $     8,571
    Participant contributions                  97,035         81,450        149,468         76,011         63,761
    Employer contributions                     23,024         19,324         35,311         18,043         14,550
    Loan repayments                             4,146          5,540         10,423          5,570          1,716
    Rollovers                                  18,156         17,878         25,235         18,065         31,846
    Net appreciation (depreciation) in
     fair market value of investments          21,050         (9,940)        29,886         14,549             --
    Transfers in (out)                         13,358         18,188         34,129         (1,649)        47,979
                                          -----------    -----------    -----------    -----------    -----------

                  Total additions             197,806        160,914        325,674        162,118        168,423

DEDUCTIONS FROM NET ASSETS:
    Disbursements to participants             (21,015)       (35,777)       (79,038)       (41,385)       (26,114)
    Loan withdrawal                           (10,083)       (11,554)       (21,320)       (11,751)        (2,565)
    Excess contributions                           --             --             --             --             --
    Other                                      (4,691)           402            971          2,487        (13,376)
                                          -----------    -----------    -----------    -----------    -----------

                  Total deductions            (35,789)       (46,929)       (99,387)       (50,649)       (42,055)
                                          -----------    -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS               162,017        113,985        226,287        111,469        126,368

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                         156,200        134,598        313,408        144,334         65,372
                                          -----------    -----------    -----------    -----------    -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                           $   318,217    $   248,583    $   539,695    $   255,803    $   191,740
                                          ===========    ===========    ===========    ===========    ===========
                                                    Participant Directed
                                          -----------------------------------------
                                              Cash        Protection
                                           Management        One        Participant
                                             Account        Stock          Loans          Other          Total
                                          -----------    -----------    -----------    -----------    -----------
ADDITIONS TO NET ASSETS:
    Interest and dividend income          $     2,590    $    49,126    $        --    $        --    $   182,549
    Participant contributions                      69         36,595             --         72,196        576,585
    Employer contributions                         --          8,898             --         34,098        153,248
    Loan repayments                                --          2,716        (30,111)            --             --
    Rollovers                                      --          4,743             --             --        115,923
    Net appreciation (depreciation) in
     fair market value of investments              --         (9,516)            --             --         46,029
    Transfers in (out)                       (125,855)        13,850             --             --             --
                                          -----------    -----------    -----------    -----------    -----------

                  Total additions            (123,196)       106,412        (30,111)       106,294      1,074,334

DEDUCTIONS FROM NET ASSETS:
    Disbursements to participants                  --         (7,225)            --        (41,546)      (252,100)
    Loan withdrawal                                --         (5,488)        62,761             --             --
    Excess contributions                           --             --             --        (14,325)       (14,325)
    Other                                      (5,723)         7,376             --             --        (12,554)
                                          -----------    -----------    -----------    -----------    -----------
                  Total deductions             (5,723)        (5,337)        62,761        (55,871)      (278,979)
                                          -----------    -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS              (128,919)       101,075         32,650         50,423        795,355

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                         128,919         27,117         20,383         41,546      1,031,877
                                          -----------    -----------    -----------    -----------    -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                           $        --    $   128,192    $    53,033    $    91,969    $ 1,827,232
                                          ===========    ===========    ===========    ===========    ===========







The accompanying notes are an integral part of this financial statement.

                      PROTECTION ONE EMPLOYEE SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997


1.   DESCRIPTION OF THE PLAN:

General

The Protection One Employee Savings Plan (the "Plan"), created on January 1, 1989, and effective January 1, 1989, was adopted to provide eligible employees of Protection One, Inc. (the "Employer") a method to provide for retirement and other related benefits. The Plan is administered by the retirement committee (the "Committee") appointed by the Employer. The Plan's assets are governed by a trust agreement with Merrill Lynch Trust Company (the "Trustee"). As of December 31, 1997, 100% of the Plan's assets were held by the Trustee. The following summary description of the Plan is for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution, contributory employee benefit plan established in accordance with Section 401(a) of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All Protection One, Inc. employees become eligible to participate after attaining age 21 and completion of six months of service.

Contributions

During each plan year, contributions include the total amount of the salary reductions elected by the participants (not to exceed 16% of the participant's individual compensation), subject to certain limits, and a discretionary match of the participant contributions, determined each year by the Employer. Such matching contributions will be allocated to the participants' accounts in the same ratio as participant contributions. At the Employer's discretion, additional matching contributions may be provided at a rate of 25% of the participant's contribution. During 1997, the Employer made matching contributions in the amount of $153,248.

Vesting and Forfeitures

Each participant has a fully vested and nonforfeitable interest in all amounts attributable to voluntary contributions, rollover contributions, and income earned thereon.

Participants who terminate service for reasons other than retirement, death, or full and permanent disability prior to the completion of six years of service, will forfeit the nonvested portion of Employer contributions, to their account according to the following schedule:

           Years of                                         Vesting
            Service                                       Percentage

          Less than 1                                          0%
               2                                              20%
               3                                              40%
               4                                              60%
               5                                              80%
           6 or more                                         100%

Forfeitures of terminated participants' nonvested accounts are used to reduce future Employer contributions. In 1997, total forfeitures were $4,816.

Participant Loans

Participants may borrow from their fund accounts an amount equal to the lesser of one-half of the participant's vested account balance or $50,000, reduced by the excess (if any) of the highest outstanding loan balance in his/her account during the prior twelve-month period. Loan transactions are treated as transfers to/(from) mutual fund investments and (from)/to the participant loans fund. All loans must be repaid in equal installments on not less than a quarterly basis over a five year period or in excess of five years for the purchase of a primary residence. The loans are secured by up to 50% of the participant's vested account balance and bear interest at a reasonable rate determined by the Plan administrator. Principal and interest are paid through payroll deductions. Interest rates on participant loans ranged from 4.37% to 4.75% during 1997.

Administration

All funds in the Plan are held with the Trustee. The plan administrator is the Employer and is responsible for administration of the Plan, including the costs of administering the Plan. Records are maintained in the form of individual accounts, and credits and charges are made to such accounts. When appropriate, a participant shall have two separate accounts, an Employer matching contribution account and a participant contribution account. Each participant's account is credited with the participant's contribution, the Employer's matching contribution, and an allocation of plan earnings based on account balances. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account. Certain administrative expenses of the Plan are paid by the Employer. Certain investment advisory fees are deducted from investment fund income and therefore will not be reflected in the statement of changes in net assets available for plan benefits. These fees are paid to Merrill Lynch Asset Management L.P., or Fund Asset Management L.P., affiliates of the Trustee, and range from .40%-.75% of the average daily value of the fund's net assets for all common trust funds, except the Retirement Preservation Trust whose fees are .80% of the number of units held by a unitholder.

Investment Options

During the period ended December 31, 1997, participants were able to allocate their contributions among the following investment options:


Merrill Lynch Capital Investment Fund: Seeks to provide the highest total investment return consistent with prudent risk by investing in equity, debt, convertible, and money market securities based on fund management's evaluation of changes in economic and market trends.

Merrill Lynch Global Allocation Fund: Seeks to provide the highest total investment return consistent with prudent risk by investing in U.S. and foreign equities, U.S. and foreign bonds, and money market instruments based on financial models and analysis to determine the optimal distribution of portfolio holdings.

Merrill Lynch Growth Fund for Investment and Retirement: Seeks to provide long-term growth of capital and, secondarily, income by investing in equity securities with emphasis on issues believed to be undervalued.

Merrill Lynch Special Value Fund: Seeks long-term growth by emphasizing securities of relatively small market capitalization companies that demonstrate long-term potential for expanding their size and profitability in upcoming years.

Merrill Lynch Retirement Preservation Trust: Seeks high current income consistent with preservation of capital and liquidity by investing in U.S. Government Agency Securities, Guaranteed Investment Contracts, and a lessor portion in high-quality money market instruments. As of and for the year-ended December 31, 1997, Plan assets invested in this fund consisted of only high-quality money market instruments.

Cash Management Account: Account was established to invest assets of predecessor employer plans while participant accounts were established in the Plan in conjunction with a merger of predecessor employer plans that occurred in prior periods. Assets were invested in low risk money market securities until participant accounts were established.

Protection One, Inc. Common Stock Fund: Seeks to provide the potential for long-term growth through increases in the value of the Employer's stock and reinvestment of its dividends.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The Plan's financial statements have been prepared on the accrual basis of accounting.

Reclassification

Certain reclassifications have been made in prior year financial statements to conform with the current year presentation. These reclassifications have no impact on changes in net assets available for plan benefits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid. At December 31, 1997, all benefit claims submitted prior to year-end were paid. On termination of service due to death, full and permanent disability, or normal retirement, a participant will be entitled to 100% of the value of his/her account balance. Payment of benefits may be in the form of lump-sum distributions or an annuity contract payable, and will begin as soon as practicable following the termination date.

For termination of service due to other reasons, a participant may receive the value of the vested interest in his/her account as a lump-sum distribution. If the participant's account has ever exceeded $3,500, the participant (and spouse, if applicable) must give written consent before the distribution may be made.

Investment Valuation and Income Recognition

Investments of the Plan are presented at fair market value. Shares of common trust funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Protection One, Inc. common stock is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair market value. Purchases and sales of investments are recorded on the trade date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Refunds Payable and Excess Contributions

Refunds payable and excess contributions represent amounts deferred from the salaries of participants in excess of those allowed by ERISA, as well as the related matching Employer contributions, that will be returned to the participants and the Employer.

3.   INVESTMENTS:

The following investments individually represent 5% or more of the net assets available for plan benefits at December 31, 1997, respectively:



                                                             1997       1996
                                                          --------   --------

Common trust funds-
     Capital Fund                                         $318,217   $156,200
     Global Allocation Fund                                248,583    134,598
     Growth Fund for Investment and Retirement             539,695    313,408
     Special Value Fund                                    255,803    144,334
Protection One, Inc. common stock                          128,192         --
Short-term investments-
     Merrill Lynch Cash Management Account
         (cash equivalent)                                      --    128,919
     Merrill Lynch Retirement Trust                        191,740     65,372

The net change in realized and unrealized appreciation (depreciation) in fair value of investments included in the statement of changes in net assets available for plan benefits for the year ended December 31, 1997, consisted of the following:



Common Trust Funds-
     Stock funds                                               $ 44,435
     Stock/bond/money market funds                               11,110
     Money market fund                                               --
Protection One, Inc. common stock                                (9,516)

Net appreciation in fair value of investments                  $ 46,029
                                                               ========

As of December 31, 1997, the net asset value of investments included in the financial statement consists of the following:



                                                               1997
                                                     -----------------------
                                                      Net Asset     Shares
                                                        Value       (Units)
                                                     ----------    ---------
Capital Investment Fund                              $    33.79        9,417
Global Allocation Fund                                    13.94       17,832
Growth Fund for Investment and Retirement                 26.42       20,428
Special Value Fund                                        18.69       13,687
Retirement Preservation Trust                              1.00      191,740
Protection One Stock                                      11.31       11,264


4.   TAX STATUS:

The Employer received a favorable determination letter dated August 5, 1996, from the Internal Revenue Service (IRS) stating that the Plan and the related trust are qualified and exempt from federal income taxes under Sections 401(a) and 501(a) of the IRC, as amended.

5. RELATED-PARTY TRANSACTIONS:

The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

6.   TERMINATION OF THE PLAN:

The Employer has the right to terminate the Plan at any time by delivering to the Trustee and administrator written notice of such termination. In the event of Plan termination, participants will become fully vested and assets will be distributed to participants in a manner consistent with plan provisions and ERISA regulations. The Employer currently has no intent to terminate the Plan.

7.   SUBSEQUENT EVENTS:

In November 1997, the Employer initiated a plan to merge the Plan with the Westar Security Services 401(k) Plan. This merger, which the Employer intends to enact sometime in 1998, will merge these plans without interruption into a single qualified profit sharing plan, to be known as the Protection One 401(k) Plan, for the continuing benefit of the current participants of the Westar Security Services 401(k) Plan and the Plan.

                                                                      SCHEDULE I
                      PROTECTION ONE EMPLOYEE SAVINGS PLAN


     ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997

                                 EIN: 93-1064579

                                   PLAN #: 001




    (a)                 (b)                                (c)                         (d)                (e)
                    Identity                                                         Current
                    of Issuer                   Description of Investment              Cost              Value
-----------      --------------           -------------------------------------    ------------       ----------
     *            Merrill Lynch           Merrill Lynch Capital Investment Fund
                  Trust Company           ($.10 par value)                          $   297,961       $  318,217

     *            Merrill Lynch           Merrill Lynch Global Allocation Fund
                  Trust Company           ($.10 par value)                              261,616          248,583

     *            Merrill Lynch           Merrill Lynch Growth Fund Investment
                  Trust Company               and Retirement ($.10 par value)           501,735          539,695

     *            Merrill Lynch           Merrill Lynch Special Value Fund
                  Trust Company           ($.10 par value)                              249,510          255,803

     *            Merrill Lynch           Merrill Lynch Retirement Preservation
                  Trust Company           Trust ($1.00 par value)                       191,729          191,740

     *            Protection One, Inc.    Protection One, Inc. Common Stock Fund
                                          ($.10 par value)                              152,136          128,192

     *            Participant Loans       Loans to Participants; interest rates
                                          ranging from 4.37% to 4.75%                         -           53,033
                                                                                     ----------       ----------

         Total Assets Held For Investment Purposes                                   $1,654,687       $1,735,263
                                                                                     ==========       ==========


(*) Column (a) indicates each person/entity known to be a party-in-interest.








   This supplemental schedule lists assets held for investment purposes as of
      December 31, 1997, as required by the Department of Labor Rules and
                   Regulations for Reporting and Disclosure.

                                                                     SCHEDULE II

                      PROTECTION ONE EMPLOYEE SAVINGS PLAN

           ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                 EIN: 93-1064579

                                   PLAN #: 001






                   (a)                                    (b)                                 (c)            (d)            (g)
                                                                                           Purchase         Selling        Cost of
       Identity of Party Involved                  Description of Asset                      Price           Price          Asset
--------------------------------------    -------------------------------------           ------------    -----------     ---------
INDIVIDUAL TRANSACTIONS:

     Merrill Lynch Trust Company          Cash Management Account Money Fund               $   75,896      $       --     $  75,896
     Merrill Lynch Trust Company          Cash Management Account Money Fund                   55,489              --        55,489
     Merrill Lynch Trust Company          Cash Management Account Money Fund                       --          80,415        80,415

SERIES OF TRANSACTIONS:

     Protection One, Inc.                 Protection One, Inc. Common Stock                   128,225              --       128,225
     Merrill Lynch Trust Company          Merrill Lynch Special Value Fund                    159,622              --       159,622
     Merrill Lynch Trust Company          Merrill Lynch Capital Investment Fund               187,168              --       187,168
     Merrill Lynch Trust Company          Merrill Lynch Global Allocation Fund                186,460              --       186,460
     Merrill Lynch Trust Company          Merrill Lynch Growth Fund for Investment
                                            and Retirement                                    307,269              --       307,269
     Merrill Lynch Trust Company          Merrill Lynch Retirement Preservation Trust         185,009              --       185,009
     Merrill Lynch Trust Company          Cash Management Account Money Fund                  729,182              --       729,182
     Merrill Lynch Trust Company          Merrill Lynch Special Value Fund                         --          62,820        57,243
     Merrill Lynch Trust Company          Merrill Lynch Global Allocation Fund                     --          62,524        59,638
     Merrill Lynch Trust Company          Merrill Lynch Growth Fund for Investment
                                            and Retirement                                         --         110,866        93,647
     Merrill Lynch Trust Company          Merrill Lynch Retirement Preservation Trust              --          58,652        58,652
     Merrill Lynch Trust Company          Cash Management Account Money Fund                       --         849,333       849,333






                  (a)                            (h)                  (i)
                                         Current Value of Asset       Net
       Identity of Party Involved         on Transaction Date      Gain/(Loss)
--------------------------------------    --------------------     -----------
INDIVIDUAL TRANSACTIONS:

     Merrill Lynch Trust Company                 $   75,896         $    --
     Merrill Lynch Trust Company                     55,489              --
     Merrill Lynch Trust Company                     80,415              --

SERIES OF TRANSACTIONS:

     Protection One, Inc.                           128,225              --
     Merrill Lynch Trust Company                    159,622              --
     Merrill Lynch Trust Company                    187,168              --
     Merrill Lynch Trust Company                    186,460              --
     Merrill Lynch Trust Company
                                                    307,269              --
     Merrill Lynch Trust Company                    185,009              --
     Merrill Lynch Trust Company                    729,182              --
     Merrill Lynch Trust Company                     62,820           5,577
     Merrill Lynch Trust Company                     62,524           2,886
     Merrill Lynch Trust Company
                                                    110,866          17,219
     Merrill Lynch Trust Company                     58,652              --
     Merrill Lynch Trust Company                    849,333              --




Columns (e) Lease Rental and (f) Expense Incurred with Transaction are not applicable to this Plan and have been omitted accordingly.

          This supplemental schedule lists individual and series of
        transactions in excess of 5% of the fair market value of Plan assets at the beginning of the year as required by the
   Department of Labor Rules and Regulations for Reporting and Disclosure.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our reports included in this Form 11-K, into the Company's previously filed S-8 Registration Statement File No. 333-2828.



                                             Arthur Andersen LLP


Dallas, Texas
  June 26, 1998